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April 28, 2009	www.hhlaw.com Julie A. Lasso +44 (0) 20 7367 0262 jalasso@hhlaw.com
Mark Wojciechowski
U.S. Securities and Exchange Commission
Division of Corporation Finance — Office of Natural Resources
100 F. Street N.E.
Washington, DC 20549-7010
Re:	Harmony Gold Mining Company Limited Form 20-F for the year ended June 30, 2008 Filed October 29, 2008 Comment Letter dated March 30, 2009
Dear Mr. Wojciechowski,
     We are in receipt of your letter of March 30, 2009 to our client Harmony Gold Mining Company Limited (the “Company”) asking that the Company respond to your inquiry within 10 business days or inform you of when the Company will provide you a response. As discussed, because the Company is in the midst of its quarterly report preparation which is followed by the interim audit, the Company will be able to provide a response on or before May 25, 2009. Thank you for your cooperation.

Kind regards
/s/ Julie A. Lasso
Julie A. Lasso

cc:	Jill S. Davis Frank Abbott Marian van der Walt Michelle Kriel
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